CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2019 of SilverCrest Metals Inc. of our report dated March 24, 2020, relating to the consolidated financial statements, which appears in Exhibit 99.2 incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Amendment No.2 to the Registration Statement No. 333-235332 on Form F-10/A of SilverCrest Metals Inc. of our report dated March 24, 2020 referred to above. We also consent to the reference to us under the heading “Interests of Experts”, which appears in the Annual Information Form included in Exhibit 99.1 incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

Chartered Professional Accountants

Vancouver, Canada

March 30, 2020